Exhibit 99.1

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IGB Group
Bryan Degnan
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or
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Global Ship Lease Issues Statement Regarding China-Specific Port Fees and US Ownership

ATHENS, Greece, October 15, 2025 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), a containership owner and lessor, today issued the following statement in response to the Implementation Measures on the Special Port Charges for U.S. Vessels issued by the Ministry of Transport of China:

Global Ship Lease is a corporation formed under the laws of the Republic of the Marshall Islands, with its principal executive office and executive management located in Greece. GSL is a public company listed on the New York Stock Exchange, and qualifies as a “foreign private issuer” under the rules of the Securities and Exchange Commission. GSL is not owned, operated, or controlled by any U.S. enterprise, organization, or individual. GSL’s board of directors consists of nine members, of which only one director (a non-executive director) is based in the U.S. As a publicly traded company, GSL’s shareholders are widely dispersed and there is limited information available to GSL on the composition of its shareholder base. While certain major shareholders and institutional investment managers are required to disclose information on their holdings, the information reported is not updated in real-time, and therefore, would not provide an accurate representation on the composition of GSL’s shareholders. Further, the nationality of GSL’s individual shareholders who are represented by brokers and who hold their shares in “street name” cannot be accurately verified. However, based on the information publicly available to GSL at this time, there is no single U.S. (or other) shareholder that has disclosed ownership in, or control over, directly or indirectly, 25% or more of GSL’s issued and outstanding shares or voting rights.

Further, GSL confirms that none of its vessels fly the United States flag, and none of its vessels were built in the United States. All of GSL’s vessels are managed by a company that is located in Greece, and that is 100% owned and controlled by Greek citizens.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 69 vessels as of June 30, 2025 had an average age weighted by TEU capacity of 17.7 years. 39 ships are wide-beam Post-Panamax.

As of June 30, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.73 billion. Contracted revenue was $2.23 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.